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                                                              January 12, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 0511
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:   Ardent Acquisition Corporation
                        Registration Statement on Form S-1
                        Filed December 6, 2004
                        FILE NO. 333-121028


Dear Mr. Reynolds:

         On behalf of Ardent Acquisition Corporation ("Company"), we respond as follows to the Staff's comments received on January 6, 2005 relating to the above-captioned Registration Statement. Please be advised that in addition to responding to the Staff's comments, the Company has increased the number of Units being offered under the Registration Statement from 3,000,000 Units to 5,000,000 Units, and the underwriters' overallotment option has been correspondingly increased from 450,000 Units to 750,000 Units. Further, all corresponding references to shares of common stock and the warrants comprising the Units have also been changed to reflect the increase in the offering amount. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.



GENERAL

1. WE NOTE YOUR REFERENCE TO THE TERM "SPECIAL PURPOSE ACQUISITION COMPANY" OR "SPAC" THROUGHOUT THIS REGISTRATION STATEMENT. WE FURTHER NOTE THAT THE

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United States Securities and Exchange Commission
January 12, 2005
Page 2

     ACRONYM SPAC WAS USED IN PREVIOUS REGISTRATION STATEMENTS BUT WAS DEFINED AS "SPECIFIC PURPOSE ACQUISITION COMPANY." THE STAFF AT THIS TIME BELIEVES THAT THERE COULD BE CONFUSION IN THE USE OF ACRONYM SPAC IN THE CURRENT OFFERING FROM EARLIER REFERENCES TO THE ACRONYM WHICH HAD A DIFFERENT MEANING. FURTHER, THE STAFF IS CONCERNED THAT THE USE OF THE TERN SPECIAL PURPOSE ACQUISITION COMPANY MAY BE CONFUSING TO INVESTORS BECAUSE THE PURPOSE OF THE COMPANY APPEARS TO BE THE SAME AS MOST OTHER BLANK CHECK COMPANIES.

     IN ORDER FOR THE STAFF TO FURTHER EVALUATE THE USE OF THE TERM SPAC IN THE CURRENT OFFERING, AND WITH A VIEW TO DISCLOSURE IN YOUR PROSPECTUS, PLEASE PROVIDE THE FOLLOWING: 1) THE CREATOR OF THE TERM "SPECIAL PURPOSE ACQUISITION COMPANY;" 2) THE ARRANGEMENT UNDER WHICH ARDENT IS ALLOWED TO USE THE TERM; 3) HISTORICAL CHRONOLOGY OF THE USE OF THE ACRONYM SPAC; 4) THE LAST TIME IT WAS USED AND ITS MEANING AT THAT TIME; 5) THE PREVIOUS DEFINITION OF A SPECIFIC PURPOSE ACQUISITION COMPANY; 6) THE DEFINITION OF A SPECIAL PURPOSE ACQUISITION COMPANY; AND 7) HOW THE COMPANY HAS A "SPECIAL PURPOSE" THAT IS DISTINCT FROM THE ORDINARY DEFINITION OF A BLANK CHECK COMPANY.

     The Company has revised the disclosure to delete the terms "SPAC" and "Special Purpose Acquisition Company" from the Registration Statement.

2. PRIOR TO THE EFFECTIVENESS OF THE COMPANY'S REGISTRATION STATEMENT, THE STAFF REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR CALL FROM THE NASD THAT THE NASD HAS NO ADDITIONAL CONCERNS.


     We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has no additional concerns.

3. PRIOR TO EFFECTIVENESS PLEASE PROVIDE AN UPDATE WITH RESPECT TO THOSE STATES IN WHICH THE OFFERING WILL BE CONDUCTED.

          To date, we have only received comments from the State of Maryland. We responded to comments from the State of Maryland on January 5, 2005. We hereby confirm that we will resolve all outstanding comments from state regulatory agencies in which we have applied to have the units registered for sale prior to the effectiveness of the registration statement.

PROSPECTUS SUMMARY

4. WE NOTE THE REPRESENTATION THAT THE SPECIAL PURPOSE ACQUISITION COMPANY "WILL BE ABLE TO ACQUIRE AN OPERATING BUSINESS IN ANY INDUSTRY WHICH WE BELIEVE HAS SIGNIFICANT GROWTH POTENTIAL." THIS DISCLOSURE APPEARS TO BE PROMOTIONAL AND VAGUE. ALTHOUGH YOU DISCUSS THE TECHNOLOGY INDUSTRY LATER IN THE PROSPECTUS, WE NOTE THAT YOU ARE NOT LIMITED TO A SPECIFIC INDUSTRY. IF YOU WILL CONSIDER INDUSTRIES OTHER THAN TECHNOLOGY, PLEASE DISCUSS THE FACTORS YOU WILL CONSIDER IN ASSESSING THE GROWTH POTENTIAL OF THOSE INDUSTRIES LATER IN THE PROSPECTUS.

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United States Securities and Exchange Commission
January 12, 2005
Page 3

     We  have  removed  the  above-reference   disclosure  in  the  Registration
Statement.

RISK FACTORS
RISKS RELATED TO THE TECHNOLOGY INDUSTRY

5. PLEASE REVISE YOUR RISK FACTOR SUBHEADINGS TO STATE THE MATERIAL RISK TO POTENTIAL INVESTORS. IN THIS REGARD, YOUR SUBHEADINGS SHOULD DISCLOSE THE CONSEQUENCES TO THE INVESTOR OR TO THE COMPANY, SHOULD THE RISK MATERIALIZE. FOR EXAMPLE, SOME OF YOUR SUBHEADINGS MERELY STATE FACTS OR DESCRIBE UNCERTAINTIES AND DO NOT ADEQUATELY REFLECT THE RISKS THAT FOLLOW. PLEASE SEE RISK FACTORS ONE AND TWO UNDER THIS SUBSECTION. PLEASE REVISE THE SUBHEADINGS TO SUCCINCTLY STATE THE RISKS.

     We have revised the risk factors to succinctly state the risks and to disclose the consequences to the investor or to the company should the risk materialize.

USE OF PROCEEDS

6. THE COMPANY STATES IN THE FIRST PARAGRAPH OF THE USE OF PROCEEDS SECTION THAT "[A]NY AMOUNTS NOT PAID AS CONSIDERATION TO THE SELLERS OF THE TARGET BUSINESS MAY BE USED TO FINANCE OPERATIONS OF TARGET BUSINESS OR TO EFFECT OTHER ACQUISITIONS."

     PLEASE RECONCILE THIS STATEMENT WITH DISCLOSURE IN THE USE OF PROCEEDS SECTION AND IN THE MD&A SECTION THAT STATES "[T]O THE EXTENT THAT OUR
     CAPITAL STOCK IS USED IN WHOLE OR IN PART AS CONSIDERATION TO EFFECT A BUSINESS COMBINATION, THE PROCEEDS HELD IN THE TRUST FUND AS WELL AS ANY OTHER NET PROCEEDS NOT EXPENDED WILL BE USED TO FINANCE THE OPERATIONS OF THE TARGET BUSINESS." IT WOULD APPEAR THAT TO THE EXTENT THAT THE COMPANY USES STOCK/CASH OR A COMBINATION OF THE TWO, ANY NET PROCEEDS WOULD BE USED TO FINANCE THE OPERATIONS OF THE TARGET BUSINESS. PLEASE REVISE THE REGISTRATION STATEMENT ACCORDINGLY.

     We have revised the Registration Statement as requested.

PROPOSED BUSINESS
INTRODUCTION

7. WE NOTE THE ASSERTIONS UNDER THE SUBHEADING "CONTINUED WORLDWIDE SPENDING." PLEASE PROVIDE US SUPPLEMENTALLY WITH THE REASONABLE SUPPORT FOR THE ASSERTIONS AND SUMMARIZE THE SUPPORT IN YOUR PROSPECTUS. IF YOU CANNOT PROVIDE US WITH SUPPORT FOR THESE ASSERTIONS, YOU SHOULD DELETE THEM.

     We have revised the disclosure in the Registration Statement to refer to the support for the above-referenced assertions. We have supplementally included copies of such reports.

8. WE NOTE THAT PARTS OF THE BUSINESS SECTION APPEAR PROMOTIONAL, RATHER THAN FACTUAL, AND SHOULD BE REVISED TO REMOVE ALL PROMOTIONAL STATEMENTS. NO SPECULATIVE INFORMATION
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United States Securities and Exchange Commission
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     SHOULD BE INCLUDED,  UNLESS CLEARLY LABELED AS THE OPINION OF MANAGEMENT OF
     THE COMPANY ALONG WITH DISCLOSURE OF THE REASONABLE BASIS FOR SUCH OPINIONS OR BELIEFS. FOR EXAMPLE WE NOTE THE STATEMENT "WE BELIEVE WIRELESS COMMUNICATIONS, THE DIGITAL HOME AND NANOTECHNOLOGY WILL CONTINUE TO EVOLVE INTO LARGER MARKETS." PLEASE PROVIDE REASONABLE SUPPORT FOR THE PROMOTIONAL STATEMENT IN THE PROSPECTUS. IF A REASONABLE BASIS CANNOT BE PROVIDED, THE STATEMENT SHOULD BE REMOVED.

     We have revised the business section to refer to the support for the above-referenced sections.

9. PLEASE REVISE THE BUSINESS SECTION TO COMPLY WITH THE REQUIREMENTS OF RULE 421 OF REGULATION C. PLEASE USE DEFINITE CONCRETE EVERYDAY WORDS. IN THE BUSINESS SECTION, YOU EMPLOY TECHNICAL TERMS AND JARGON THAT MAY BE CONFUSING AND DIFFICULT FOR AN AVERAGE READER TO UNDERSTAND. FOR EXAMPLE, YOU INCLUDE TERMS SUCH AS "IPO" AND "NANOTECHNOLOGY." PLEASE REMOVE UNNECESSARY TECHNICAL TERMS OR JARGON FROM THE BODY OF THE PROSPECTUS. WHERE TECHNICAL TERMS OR JARGON HAVE TO BE USED, PLEASE EXPLAIN THEM IN ORDINARY, EVERYDAY LANGUAGE WHEN FIRST USE.

     We have revised the disclosure in the Registration Statement to comply with the requirements of Rule 421 of Regulation C.

MANAGEMENT/PRINCIPAL STOCKHOLDERS

10. PLEASE DISCLOSE WHETHER MANAGEMENT OR CURRENT SHAREHOLDERS HAVE ANY PRIOR EXPERIENCE WITH BLANK CHECK COMPANIES.

     We have revised the disclosure to indicate that none of the Company's management has any prior experience with blank check companies.

FINANCIAL STATEMENTS
GENERAL

13. YOUR ATTENTION IS DIRECTED TO SECTION 210.3-12 OF REGULATION S-X AND THE POSSIBLE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES.

     Duly noted.

14. YOU ARE REMINDED THAT A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS WITH TYPED SIGNATURE SHOULD BE INCLUDED IN ANY AMENDMENT TO THE REGISTRATION STATEMENT.

     Duly noted. A currently dated consent of the independent accountants with typed signature has been included as Exhibit 23.1 to Amendment No. 1 to the Registration Statement.

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United States Securities and Exchange Commission
January 12, 2005
Page 5

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                         Very truly yours,

                                                         /s/ Jeffrey M. Gallant

                                                         Jeffrey M. Gallant

cc:      Barry J. Gordon
         Marc H. Klee
         David M. Nussbaum
         Steven Levine
         Floyd Wittlin